

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

Via E-mail
Joey Parsi
Chief Executive Officer
Giggles N Hugs, Inc.
10250 Santa Monica Blvd., #155
Los Angeles, California 90067

> **Re: Giggles N Hugs, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed May 3, 2012**
> **File No. 000-53948**

Dear Mr. Parsi:

We have reviewed your response dated May 2, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 8-K filed May 3, 2012

Description of Business, page 3

Business Overview, page 3

1. We note your response to our prior comment 1 and we reissue in part. We note the references to "huge success," "solidified our proof of concept," and "proved our concept worked and was in demand" on page 3, high-profile actors and

entertainers that "have enjoyed the Giggles N Hugs experience," "ideal location," "spacious," "delicious," and "exclusive" on page 4, "appetizing" on page 13, "extremely popular" on page 17, and "gourmet" on pages 18 and 24.

2. We note the discussion of the Brentwood location and your characterization of that restaurant as a huge success. Please revise this discussion to clarify that the financial results of the Brentwood location are not included in your financial statements. Please also disclose the basis on which you determined that Brentwood was a huge success.

3. We note your response to our prior comment 4. With a view to revised disclosure please explain to us what you mean by "rated amongst the best." Please also direct us to the Citysearch URL that shows the category "best family and kid-friendly restaurants."

4. We note your response to our prior comment 7. Please revise the reference to your new play space being "double the size" of the original location, as this does not appear to be the case.

5. We note your response to our prior comment 9. Please revise to clarify the last sentence in this section to state, if true, that you have not secured such financing.

Our Restaurant Concept, page 4

6. The disclosure regarding the square footage in your restaurant is inconsistent. Please revise accordingly.

Competition, page 6

7. Please revise to reconcile the statements that you have "seen establishments that reflect direct competition to us suffer a lack of business and/or shut down" and that the major competitors in your immediate area are "so popular among children that they are booked for months in advance"

8. We note your response to our prior comment 15. Please provide us the basis for your statement that "the quality of the Giggles N Hugs brand and model has influenced and increased the expectations of parents" or please remove the statement from your filing.

Risk Factors, page 7

Trading in our common stock has been sporadic, page 12

9. We note your response to our prior comment 21. Please revise her to discuss that

sporadic trading may make it difficult for investors to sell your stock.

Liquidity and Capital Resources, page 15

10. We note your response to our prior comment 29. Please revise to explain how you intend to obtain funding necessary to achieve your milestones. In that regard, please address how long your current cash will last given your monthly burn rate and what plans you have to secure additional financing.

11. Please provide an estimate of the 2012 capital expenditures you are expecting to make in connection with the build out of your Topanga location.

Operation Plan, page 16

12. We note your response to our prior comment 26, and we reissue in part. We note that you have disclosed what steps you have taken so far. However for each initiative please revise significantly to also provide a timeline including milestones and the costs you will face at each step along the way to expanding and growing your restaurants and increasing revenue related to that initiative. Please similarly revise the "Marketing and Advertising" section on page 5. Please also discuss which initiatives in the Operation Plan will require additional capital.

Certain Relationships and Related Transactions, and Director Independence, page 21

Transactions with Related Persons, page 21

13. Please revise to name "a stockholder" in the first paragraph.

14. We note your response to our prior comment 32, and we reissue the comment. Please revise to provide the information required by Item 404 of Regulation S-K regarding the loans to an entity that is owned and controlled by a director of the company as disclosed on page 7 of your Quarterly Report on Form 10-Q for the period ended September 30, 2011. Additionally please file all related contracts as exhibits to the amended Form 8-K.

Promoters and Certain Control Persons, page 21

15. We note your response to our prior comment 31. Please delete the statement that you "did not have any promoters at any time since [y]our inception in September 17, 2004" and name Mr. Parsi as a promoter or provide us an analysis explaining why Mr. Parsi is not a promoter as defined by Securities Act Rule 405. Additionally please revise to provide all disclosure required by Item 404(c)(1) of Regulation S-K including the disclosure required by Item 404(c)(1)(ii).

Director Independence, page 21

16. We note your response to our prior comment 23. With a view to revised disclosure please explain to us why you state that the OTCBB is "now known as the OTCQB" as it appears these may be distinct. To the extent you used to be quoted on the OTCBB and are now quoted on the OTCQB, please revise accordingly.

Market Price of and Dividends on Our Common Equity, page 21

Market Information, page 21

17. Please revise your disclosure to clarify the periods in which you participated in OTCQB versus OTCBB. In this regard we note the statement that you "have been eligible to participate in the OTCQB since May 24, 2010" and the statement that "[t]he following table sets forth… prices of [y]our common stock as reported by a Quarterly Trade and Quote Summary Report of the OTCBB."

18. We note your response to our prior comment 33. Please explain to us why the information in the tables on page 22 does not include high and low bid prices for each quarter shown since May 24, 2010. We note that several publicly available sources show prices for several of the quarters shown blank here.

Note 1 – Significant Accounting Policies (Revenue Recognition) – page G-7

19. We note your Giggles N' Hugs Century City Location incurred material allowances and discounts to revenues in deriving net sales. While you present the amount associated with your allowance and discounts in your revised MD&A disclosures, the nature of the allowances and discounts as well as the accounting treatment for these items remains unclear. In this regard, we continue to believe that you should revise your revenue recognition accounting policy to disclose the nature of the allowances and discounts as well as the accounting treatment for these items. In addition, you should revise your MD&A to discuss the underlying reasons for increases in such accounts. Please advise.

You may contact Juan Migone at (202) 551-3312 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Donald J. Stoecklein
        Stoecklein Law Group